SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

MINUTES OF THE ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF
CIMATRON LTD.
(THE “COMPANY”)

HELD ON DECEMBER 29, 2005

Mr. Ilan Erez, the Chief Financial Officer of the Company, duly appointed by the Board of Directors of the Company, called the Annual General Meeting (the “Meeting”) to order at 10:00 AM (Israeli Time) at the offices of the Company, 11 Gush Etzion Street, Givat Shmuel, Israel, after notice was given in accordance with the Company’s Articles of Association (the “Articles”) to all the Company’s shareholders of record as of November 25, 2005. Mr. Ilan Erez called the roll and announced the presence of the shareholders present at the Meeting in person or by proxy. Present in person or by proxy were shareholders holding, in the aggregate, 7,334,054 Ordinary Shares, par value NIS 0.10 per share of the Company, constituting 93.6% of the voting power of the Company.

Mr. Ilan Erez declared that the Meeting could be lawfully held and that a quorum was present.

Mr. Ilan Erez was appointed as Chairman of the Meeting.

THE AGENDA:

1.	To reelect the same five directors of the Board to serve on the board of directors of the Company (the “Board of Directors”) in addition to the two external directors of the Company (the “External Directors”) who serve three year terms pursuant to the Israeli Companies Law – 1999 (the “Companies Law”) and who are not subject to reelection at this Meeting.

2.	To reappoint Brightman Almagor & Co. a member of Deloitte Touche Tohmatsu International, as the independent auditors of the Company for the year ending December 31, 2005 and until the next annual shareholders’ meeting, and to further authorize the Board of Directors to fix the remuneration of such auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.

3.	To approve and adopt in all respects the reservation of an additional 250,000 Ordinary Shares, for issuance to directors, employees, consultants and advisors of the Company, under the Company’s Share Option and Restricted Shares Incentive Plan (the “Plan”), in effect today and as may be adopted in the future.

4.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

THE MEETING

The Chairman then presented for consideration of the shareholders the following resolutions, all of which were duly adopted as indicated below:

1.	RESOLVED, to approve the appointment of Yossi Ben Shalom, Rimon Ben-Shaoul, Barak Dotan, Kenny Lalo and David Golan as directors of the Company for a term of one year and until their respective successors are duly elected.

For: 7,324,754 Ordinary Shares, constituting 99.87% of the shares present in person or by proxy and voting thereon.

Against: 0 Ordinary Shares.

Withheld: 8,800 Ordinary Shares, constituting 0.13% of the shares present in person or by proxy and voting thereon.

2.	RESOLVED, that the re-appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2005 and until the next annual shareholders meeting, and the authorization of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services, is hereby approved, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.

For: 7,333,554 Ordinary Shares, constituting 99.99% of the shares present in person or by proxy and voting thereon.

Against: 500 Ordinary Shares, constituting 0.01% of the shares present in person or by proxy and voting thereon.

Withheld: 0 Ordinary Shares.

3.	RESOLVED, to approve and adopt in all respects the reservation of an additional 250,000 Ordinary Shares, for issuance to directors, employees, consultants and advisors of the Company, under the Company’s Share Option and Restricted Shares Incentive Plan (the “Plan”), in effect today and as may be adopted in the future.

For: 5,162,073 Ordinary Shares, constituting 70.38% of the shares present in person or by proxy and voting thereon.

Against: 18,600 Ordinary Shares, constituting 0.26% of the shares present in person or by proxy and voting thereon.

Withheld: 2,153,381 Ordinary Shares, constituting 29.36% of the shares present in person or by proxy and voting thereon.

IN WITNESS WHEREOF, all the aforementioned resolutions were duly adopted in accordance with the Articles of Association of the Company and all requirements prescribed by applicable law.

There being no further business, the Meeting was adjourned.

/s/ Ilan Erez —————————————— CHAIRMAN - Ilan Erez

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: January 2, 2006